SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER



                      PURSUANT TO RULE 13a-16 or 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


                   Report on Form 6-K dated September 2, 2003


[GRAPHIC OMITTED]

                        TURKCELL ILETISIM HIZMETLERI A.S.

                                 Turkcell Plaza
                            Mesrutiyet Caddesi No.153
                                 34430 Tepebasi
                                Istanbul, Turkey
                              --------------------
                    (Address of Principal Executive Offices)


        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                          Form 20-F: |X| Form 40-F: |_|

 Indicate by check mark if the registrant is submitting the
                Form 6-K in paper as permitted by Regulation S-T
                                Rule 101(b)(1):

                                Yes: |_| No: |X|


           Indicate by check mark if the registrant is submitting the
             Form 6-K in paper as permitted by Regulation S-T Rule
                                   101(b)(7):

                                Yes: |_| No: |X|

    Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                Yes: |_| No: |X|


Enclosures:  Press release dated September 1, 2003 - "Turkcell announces
             Extraordinary Shareholders Meeting."